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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Sky High Aviation Extends Pool Program Agreement

The airline has been supported by Embraer since 2022

Santo Domingo, Dominican Republic, October 13, 2023 - Embraer announced that it has signed a multi-year contract extension with Sky High Aviation for the Pool Program. With this agreement, the airline based in the Dominican Republic will continue to receive support for a wide range of repairable components for five E-190 and two E-175. The company has been supporting Sky High Aviation since last year when the airline became the first E-Jet operator in the Caribbean. Currently, Embraer’s Pool Program supports more than 60 airlines worldwide.

“Thanks to the Embraer team for providing support through the Pool Program, this will allow us to maintain our high operational safety standards and also reduce response times in AOG situations” says Juan Chamizo, CEO and President of Sky High Aviation.

“We are very pleased to extend our Pool Program agreement with Sky High Aviation. The company is growing its E-Jet footprint together with our support – which shows that we are on the right path. Embraer is honored to be part of the company’s momentum, to support the aircraft operation and maintain the readiness of the fleet” said Carlos Naufel, CEO and President, Embraer Services & Support.

Embraer provides support to airlines worldwide, with its technical expertise and its vast component services network. The results are significant savings in repair and inventory carrying costs and a reduction in warehousing space and resources required for repair management, while ultimately providing guaranteed performance levels. Embraer Services & Support’s portfolio offers a wide range of competitive solutions designed for each customer to support the growing fleet of Embraer aircraft worldwide and deliver the best after-sales experience in the global aerospace industry.

Images: https://embraer.bynder.com/share/92734592-6645-4296-A6B5DA28CCE714A2/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds, an aircraft manufactured by Embraer takes off somewhere worldwide, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets with up to 150 seats and is the leading exporter of high-value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe. Embraer’s APAC headquarters is in Singapore, and its China headquarters is in Beijing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations